UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENBRIDGE ENERGY PARTNERS, L.P.

(Name of Issuer)

Class A Common Units

(Title of Class of Securities)

29250R 10 6

(CUSIP Number)

E. Chris Kaitson

Vice President—Law and Assistant Secretary

1100 Louisiana, Suite 3300

Houston, Texas 77002

(713) 821-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Energy Company, Inc. 39-0793581
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC; BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 89,719,646†
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 89,719,646†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,719,646†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.2%†
14.	Type of Reporting Person (See Instructions) CO
†	The number and percentage of Class A Common Units representing limited partner interests of the Issuer reported as beneficially owned by Enbridge Energy Company, Inc. (“EECI”) in this Schedule 13D/A includes the approximate number of Class A Common Units underlying 48,000,000 Series 1 Preferred Units of the Issuer. Please read Item 3 below.

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Pipelines Inc. Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) *
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power *
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) CO

*	Enbridge Energy Company, Inc. (“EECI”) is wholly owned by Enbridge Pipelines Inc. (“EPI”). Therefore, EPI may be deemed to be the beneficial owner of the 89,719,646 Class A Common Units (including the Class A Common Units underlying the 48,000,000 Series 1 Preferred Units) representing limited partner interests of the Issuer that are owned by EECI. Thus, EPI is filing this Amendment No. 2 to Schedule 13D jointly with EECI.

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) IPL System Inc. Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) **
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power **
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) CO

**	EECI is indirectly owned by IPL System Inc. (“IPL”). Therefore, IPL may be deemed to be the beneficial owner of the 89,719,646 Class A Common Units (including the Class A Common Units underlying the 48,000,000 Series 1 Preferred Units) representing limited partner interests of the Issuer that may be deemed owned by EECI. Thus, IPL is filing this Amendment No. 2 to Schedule 13D jointly with EECI.

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Inc. 98-0377957
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ***
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power ***
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power ***
11.	Aggregate Amount Beneficially Owned by Each Reporting Person ***
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) ***
14.	Type of Reporting Person (See Instructions) CO

***	EECI is indirectly owned by Enbridge Inc. (“Enbridge”). Therefore, Enbridge may be deemed to be the beneficial owner of 89,719,646 Class A Common Units (including the Class A Common Units underlying the 48,000,000 Series 1 Preferred Units) representing limited partner interests of the Issuer that may be deemed owned by EECI. Thus, Enbridge is filing this Amendment No. 2 to Schedule 13D jointly with EECI.

This Amendment No. 2 to Schedule 13D corrects the I.R.S. Identification No. of Enbridge Energy Company, Inc. and amends Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D filed by Enbridge Inc., IPL System Inc., Enbridge Pipelines Inc. and Enbridge Energy Company, Inc. with the Securities and Exchange Commission on December 11, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by Enbridge Inc., IPL System Inc., Enbridge Pipelines Inc. and Enbridge Energy Company, Inc. with the Securities and Exchange Commission on October 21, 2009.

Item 2. Identity and Background

The information previously provided in response to this Item 2 is hereby amended by replacing the text thereof in its entirety with the following:

This Schedule 13D, as amended, is filed jointly pursuant to Rule 13d-1(k)(1) by Enbridge Inc., a Canadian corporation (“Enbridge”), IPL System Inc., an Alberta corporation (“IPL”), Enbridge Pipelines Inc., a Canadian corporation (“EPI”), and Enbridge Energy Company, Inc., a Delaware corporation (“EECI” and, together with Enbridge, IPL and EPI, the “Reporting Persons”), pursuant to a joint filing statement, which is attached to this Schedule 13D, as amended, as Exhibit A.

The address of the principal offices of each of Enbridge, IPL and EPI is 3000, 425–First Street S.W., Calgary, Alberta, Canada T2P 3L8. The address of the principal office of EECI is 1100 Louisiana, Suite 3300, Houston, Texas 77002.

Enbridge is an energy transportation, distribution and related services provider. Enbridge’s principal business segments are: (1) the Liquids Pipelines segment and (2) the Gas Distributions and Services segment. The Liquids Pipelines segment includes the operation of Enbridge’s mainline crude oil and liquids pipeline system, and feeder pipelines in Canada and the United States. Enbridge’s wholly-owned subsidiary EPI owns and operates the Canadian portion of the Enbridge crude oil mainline and operates the U.S. portion of the mainline—the Lakehead System. Enbridge has an indirect 30.2% interest in the Issuer, which owns the Lakehead System. Enbridge’s Gas Distribution and Services segment consists primarily of gas utility operations that serve residential, commercial, industrial and transportation customers in central and eastern Ontario. The core of the Gas Distribution & Services segment is Enbridge Gas Distribution, which is Canada’s largest natural gas distribution utility. IPL is a holding company and a wholly-owned subsidiary of Enbridge. EPI is a liquid hydrocarbon pipeline transportation provider and a wholly-owned subsidiary of IPL. EECI is an indirectly-owned subsidiary of IPL and holds the general partner interest in the Issuer.

Information relating to the directors and executive officers of the Reporting Persons is contained in Schedule 1 attached hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons or, to the undersigned’s knowledge, any of the persons listed on Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons or, to the undersigned’s knowledge, any of the persons listed on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information previously provided in response to this Item 3 is hereby amended by adding the following:

On May 8, 2013, the Issuer issued and sold 48,000,000 Series 1 Preferred Units to EECI at a purchase price of $25.00 per Series 1 Preferred Unit. These Series 1 Preferred Units were issued and sold by the Issuer in a private transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). EECI paid $1.2 billion to purchase the Series 1 Preferred Units, which purchase price was funded by Enbridge in part from its working capital ($700 million) and in part through a drawdown on one of Enbridge’s credit facilities ($500 million). The credit facility is a U.S. Dollar-denominated revolving credit facility dated January 10, 2012 (as further amended) and maturing on January 10, 2015 and entered into by Enbridge, as the borrower, and a syndicate of lenders, with Toronto-Dominion Bank as Administrative Agent. Net proceeds of the private placement to the Issuer were approximately $1.2 billion, as no expenses were deducted from the proceeds.

The Series 1 Preferred Units are convertible by the holder of such units and redeemable at the Issuer’s option, in each case under certain circumstances. On or after June 1, 2016, at the sole option of the holder of the Series 1 Preferred Units, the Series 1 Preferred Units may be converted into Class A Common Units, in whole or in part, at a conversion price of $25.00 per unit plus any accrued, accumulated and unpaid distributions (excluding certain distributions that were deferred for the first full eight quarters ending June 30, 2015 (the “Payment Deferral”)) divided by $27.78 (as adjusted for splits, combinations and unit distributions). The Series 1 Preferred Units are redeemable, in whole or in part, at the Issuer’s option on the five year anniversary of the issuance and every fifth year thereafter, at a redemption price of $25.00 per unit plus any accrued, accumulated and unpaid distributions (including the Payment Deferral). At all other times, redemption of the Series 1 Preferred Units, in whole or in part, is permitted only if (i) the Issuer uses the net proceeds from incurring debt and issuing equity (including assets sales) in equal amounts to redeem such Series 1 Preferred Units, (ii) a material change in the current tax treatment of the Series 1 Preferred Units occurs or (iii) the rating agencies’ treatment of the equity credit for the Series 1 Preferred Units is reduced by 50% or more.

Item 4. Purpose of Transaction

The information previously provided in response to this Item 4 is hereby amended by replacing the text thereof in its entirety with the following:

EECI acquired the right to acquire the Class A Common Units underlying the Series 1 Preferred Units upon conversion of the Series 1 Preferred Units as reported pursuant hereto for investment purposes. EECI and/or the Reporting Persons may acquire additional Class A Common Units (including those underlying Series 1 Preferred Units), or dispose of some or all of such Class A Common Units, from time to time, depending upon price, market conditions and other factors.

None of the Reporting Persons has any plan or proposal that relates to or that would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s certificate of limited partnership, partnership agreement or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The information previously provided in response to this Item 5 is hereby amended by replacing the text thereof in its entirety with the following:

(a)

EECI beneficially owns 89,719,646 Class A Common Units of the Issuer (including approximately 43,201,310[1] Class A Common Units issuable upon conversion of the Series 1 Preferred Units beneficially owned by EECI), which represent 30.2% of the outstanding Class A Common Units based upon the number of Class A Common Units outstanding as of the date hereof (including approximately 43,201,310[1] Class A Common Units underlying all of the Issuer’s Series 1 Preferred Units outstanding as of the date hereof). For additional information regarding the Series 1 Preferred Units and the underlying Class A Common Units into which they are convertible after June 1, 2016, see Item 3 above. EECI is wholly-owned by EPI. EPI is wholly-owned by IPL. IPL is wholly-owned by Enbridge. EPI, IPL and Enbridge, therefore, may be deemed to beneficially own, and have the power to direct the voting and the disposition of, such 43,201,310 Class A Common Units. The persons listed on Schedule 1 disclaim any beneficial ownership of the Class A Common Units held by EECI. None of the persons listed on Schedule 1 shares voting or dispositive power over any Class A Common Units held by EECI.

(b)	EECI is the sole record owner and has sole voting and dispositive power with respect to 89,719,646 Class A Common Units of the Issuer.

(c)	On May 8, 2013, EECI acquired 48,000,000 Series 1 Preferred Units, which are convertible into Class A Common Units as set forth in Item 3 above, at a purchase price of $25.00 per Series 1 Preferred Unit in a private transaction exempt from registration under Section 4(2) of the Securities Act.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously provided in response to this Item 6 is hereby amended by replacing the text thereof in its entirety with the following:

The 16,250,000 Class A Common Units purchased by EECI on December 4, 2008 were purchased by EECI pursuant to the Class A Common Unit Purchase Agreement, dated November 17, 2008, by and between the Issuer and EECI. The 21,245 Class A Common Units purchased by EECI on October 14, 2009 were purchased by EECI pursuant to the Class A Common Unit Purchase Agreement, dated October 14, 2009, by and between the Issuer and EECI. In addition, on October 14, 2009, 6,987,923.633319 of the Issuer’s Class C Units that were held by EECI converted into 6,987,923 Class A Common Units. The Fifth Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of May 8, 2013 (as used herein, the “partnership agreement”), contains various provisions with respect to the Class A Common Units governing, among other matters, distributions, transfers and allocations of profits and losses to partners.

On May 7, 2013, the Issuer and EECI entered into a Series 1 Preferred Unit Purchase Agreement (the “Unit Purchase Agreement”). Under the terms of the Unit Purchase Agreement, the Issuer issued and sold to EECI 48,000,000 Series 1 Preferred Units. The purchase price for the Series 1 Preferred Units was $25.00 per unit.

The Series 1 Preferred Units are entitled to annual cash distributions of 7.50% of the issue price, which is subject to reset every five years. These distributions are senior to distributions of cash to other partnership units. In addition, quarterly cash distributions will not be payable on the Series 1 Preferred Units during the first full eight quarters ending June 30, 2015, and instead will accrue and accumulate (the “Payment Deferral”) and be payable upon the earlier of the fifth anniversary of the issuance of such Series 1 Preferred Units or the redemption of such Series 1 Preferred Units.

On or after June 1, 2016, at the sole option of the holder of the Series 1 Preferred Units, the Series 1 Preferred Units may be converted into Class A Common Units, in whole or in part, at a conversion price of $25.00 per unit plus any accrued, accumulated and unpaid distributions (excluding the Payment Deferral) divided by $27.78 (as adjusted for splits, combinations and unit distributions). The Series 1 Preferred Units are redeemable, in whole or in part, at the Issuer’s option on the five year anniversary of the issuance and every fifth year thereafter, at a redemption price of $25.00 per unit plus any accrued, accumulated and unpaid distributions (including the

[1]	Amount subject to change if there is (i) any arrearage on the payment of quarterly distributions for the Series 1 Preferred Units or (ii) an adjustment by the Issuer in the number of its Class A Common Units through a split, combination or distribution of additional Class A Common Units.

Payment Deferral). At all other times, redemption of the Series 1 Preferred Units, in whole or in part, is permitted only if (i) the Issuer uses the net proceeds from incurring debt and issuing equity (which includes asset sales) in equal amounts to redeem such Series 1 Preferred Units, (ii) a material change in the current tax treatment of the Series 1 Preferred Units occurs or (iii) the rating agencies’ treatment of the equity credit for the Series 1 Preferred Units is reduced by 50% or more, all at a redemption price of $25.00 per unit plus any accrued, accumulated and unpaid distributions (including the Payment Deferral).

In the event of a merger or other extraordinary transaction involving the Issuer, the Series 1 Preferred Units are, at the option of the holder of such units, convertible into Class A Common Units or such holders will be entitled to receive the consideration they would have received in such transaction as if their Series 1 Preferred Units had converted into Class A Common Units immediately prior to such transaction. The holders of Series 1 Preferred Units will vote together with the Class A Common Units on an as-converted basis. The Series 1 Preferred Units will be entitled to vote as a separate class on any matter that adversely affects the rights, privileges or preferences of the Series 1 Preferred Units in any material respect or as required by law. The Issuer also cannot issue any additional Series 1 Preferred Units or securities that are senior or pari passu with the Series 1 Preferred Units, in respect of distributions and liquidations, unless EECI, the general partner of the Issuer, and the holders of a majority of the outstanding Series 1 Preferred Units approve such issuance. The Series 1 Preferred Units will be transferable subject to compliance with securities laws and certain other restrictions set forth in the partnership agreement. The partnership agreement contains various other provisions with respect to the Series 1 Preferred Units governing, among other matters, allocations of profits and losses to partners.

The Unit Purchase Agreement contains customary representations and warranties of the Issuer and EECI and customary covenants for a transaction of this kind.

Under the Unit Purchase Agreement and subject to certain limitations and survival periods, the Issuer has agreed to indemnify EECI and its affiliates, officers, directors, members, managers, employees and agents for certain breaches of the Issuer’s representations, warranties and covenants, and EECI has agreed to indemnify the Issuer and its affiliates, officers, directors, members, managers, employees and agents for certain breaches of EECI’s representations, warranties and covenants.

The closing of the transactions contemplated by the Unit Purchase Agreement was subject to typical conditions, including, among other conditions, (i) the absence of any law or order prohibiting the consummation of the transactions under the Unit Purchase Agreement and (ii) the execution of the partnership agreement and a registration rights agreement. The transactions contemplated by the Unit Purchase Agreement closed on May 8, 2013, which is the date that the Series 1 Preferred Units were issued to EECI.

In addition to the 89,719,646 Class A Common Units of the Issuer owned by EECI, EECI owns 7,825,500 Class B Common Units of the Issuer and a 2.0 percent general partner interest in the Issuer.

For a description of the contracts, arrangements, understandings or relationships among the Reporting Persons and between such persons and the Issuer and others, please read “Certain Relationships and Related Transactions, and Director Independence” in the Annual Report on Form 10-K for the year ended December 31, 2012 of the Issuer and the information reported in Items 1.01 and 5.03 of the Issuer’s Current Report on Form 8-K filed on May 13, 2013, each of which is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

The information previously provided in response to this Item 6 is hereby amended by replacing the text thereof in its entirety with the following:

(a)	Fifth Amended and Restated Agreement of Limited Partnership of the Issuer, dated May 8, 2013 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed May 13, 2013).

(b)	Joint Filing Statement (attached as Exhibit A to the Original Schedule 13D filed with the Commission on December 11, 2008 and incorporated hereby in its entirety by reference).

(c)	Schedule of Directors and Executive Officers (incorporated by reference to Schedule 1 of this Amendment No. 2 to Schedule 13D).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2013

ENBRIDGE INC.

By:	/s/ Alison T. Love
Name:	Alison T. Love
Title:	Vice President & Corporate Secretary

By:	/s/ Wanda Opheim
Name:	Wanda Opheim
Title:	Vice President, Corporate Development & Planning

IPL SYSTEM INC.

By:	/s/ Colin K. Gruending
Name:	Colin K. Gruending
Title:	Treasurer

ENBRIDGE PIPELINES INC.

By:	/s/ Colin K. Gruending
Name:	Colin K. Gruending
Title:	Vice President & Treasurer

ENBRIDGE ENERGY COMPANY, INC.

By:	/s/ Bruce A. Stevenson
Name:	Bruce A. Stevenson
Title:	Corporate Secretary

Schedule 1

INFORMATION CONCERNING THE DIRECTORS AND

EXECUTIVE OFFICERS OF ENBRIDGE INC.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge Inc. The principal business address for each individual listed below, is 3000, 425–First Street S.W., Calgary, Alberta, Canada T2P 3L8.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position
D. A. ARLEDGE	U.S.	Chairman of the Board of Directors

J. J. BLANCHARD	U.S.	Chair Emeritus, Government Affairs and Attorney with DLA Piper US, LLP (Private Law Firm), 500 Eighth Street, NW, Washington, D.C. 20004; Director

J. L. BRAITHWAITE	Canada	President & Chief Executive Officer of Build Toronto Inc. (Economic Development Corporation), 200 King Street West, Suite 200, Toronto, Ontario, Canada M5H 3T4; Director

J. H. ENGLAND	Canada	Chair & Chief Executive Officer of Stahlman-England Irrigation Inc. (Contracting Company), 2063 Trade Center Way, Naples, FL 34109; Director

C. W. FISCHER	Canada	Director

V. M. KEMPSTON DARKES	Canada	Director

D. A. LESLIE	Canada	Director

A. MONACO	Canada	Director, President & Chief Executive Officer

G. K. PETTY	U.S./Canada	Director

C. E. SHULTZ	U.S./Canada	Chair & Chief Executive Officer of Dauntless Energy Inc. (Private Oil and Gas Company), 606 4th Street SW, Suite 1410, Calgary, Alberta, Canada T2P 1T1; Director

D. C. TUTCHER	U.S.	Principal of Center Coast Capital Advisors L.P. (Investment Advisory Firm), 1100 Louisiana Street, Suite 4550, Houston, TX 77002; Director

C. L. WILLIAMS	Canada	Director

D. G. JARVIS	Canada	President, Gas Distribution

S. J. WUORI	U.S./Canada	President, Liquids Pipelines & Major Projects

J. A. HOLDER	Canada	Executive Vice President, Western Access

K. L. RADFORD	Canada	Executive Vice President, People & Partners

D. T. ROBOTTOM	Canada	Executive Vice President & Chief Legal Officer

C. L. HANSEN	Canada	Senior Vice President, Enterprise Safety & Operational Reliability

B. C. NEILES	Canada	Senior Vice President, Major Projects

J. K. WHELEN	Canada	Senior Vice President & Controller

Executive Vice President, People & Partners

J. L. BALKO	Canada	Vice President, Investor Relations & Enterprise Risk

J. R. BIRD	Canada	Executive Vice President, Chief Financial Officer & Corporate Development

R. BENOIT	Canada	Vice President, Public, Government & Aboriginal Affairs

S. R. BLOXOM	U.S.	Vice President, Acquisitions

Schedule 1 - 1

M. R. BOYCE	Canada	Vice President & Chief Compliance Officer

R. F. CARPENTER	Canada	Vice President, Corporate Law & Deputy General Counsel

M. J. HABERBUSCH	Canada	Vice President, Human Resources

L. M. LUISON	Canada	Vice President, International

I. R. McFEELY	Canada	Vice President, Canadian Midstream

N. K. KISHINCHANDANI	Canada	Vice President & Project Leader, Finance Renewal Program

W. OPHEIM	Canada	Vice President, Corporate Development & Planning

C. K. GRUENDING	Canada	Vice President, Treasury & Tax

B. D. POOHKAY	Canada	Vice President & Chief Information Officer

C. J. SZMURLO	U.S./Canada	Vice President, Alternative & Emerging Technology

M. N. WEIL	Canada	Vice President, Human Resources—Corporate Services

D. L. LEVESQUE	Canada	Vice President, Enterprise Communications, Brand & Community Partners

A. T. LOVE	Canada	Vice President & Corporate Secretary

Schedule 1 - 2

INFORMATION CONCERNING THE DIRECTORS

AND EXECUTIVE OFFICERS OF IPL SYSTEM INC.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of IPL System Inc. The principal business address for each individual listed below, is 3000, 425–First Street S.W., Calgary, Alberta, Canada T2P 3L8.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position
J. R. BIRD	Canada	President; Director

C. K. GRUENDING	Canada	Treasurer

W. OPHEIM	Canada	Vice President

A. T. LOVE	Canada	Corporate Secretary

J. K. WHELEN	Canada	Controller

D. T. ROBOTTOM	Canada	Executive Vice President; Director

S. J. WUORI	U.S./Canada	Executive Vice President; Director

R. T. SCHWARTZ	U.S./Canada	Vice President

Schedule 1 - 3

INFORMATION CONCERNING THE DIRECTORS

AND EXECUTIVE OFFICERS OF ENBRIDGE PIPELINES INC.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge Pipelines Inc. The principal business address for each individual listed below, is 3000, 425–First Street S.W., Calgary, Alberta, Canada T2P 3L8.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position
R. L. ADAMS	U.S.	Senior Vice President, Operations

J. R. BIRD	Canada	Director

S. B. BUYS	Canada	Vice President, Customer Service

J. W. CARRUTHERS	Canada	Vice President, Northern Gateway

L. A. ZUPAN	Canada	Chief Operating Officer

K. A. CORNELIUS	Canada	Vice President, Major Projects Execution

B. C. NEILES	Canada	Senior Vice President, Major Projects

V. D. YU	Canada	Senior Vice President, Business & Market Development

L. J. GOLDEN	Canada	Vice President, Major Projects Execution

D. W. BRYSON	Canada	Vice President, Strategy & Integrated Services

D. W. BURGESS	Canada	Vice President, Canadian Operations

K. S. BYRTUS	Canada	Vice President, Pipeline Control

P. W. FISHER	Canada	Vice President, Oil Shale & Rail, Business Development

A. MONACO	Canada	Director

A.J. HARRINGTON	Canada	Vice President, Engineering, Procurement, Construction & Project Services

K.W. HATFIELD	U.S.	Vice President, Gathering Systems

B.S. JOHNSON	U.S.	Vice President, Asset Performance

W.J. KRESIC		Vice President, Pipeline Integrity

E.L. MONTHEI	U.S.	Vice President, Engineering & Projects

V. NARULA	Canada	Vice President, Mainline Business Development

L.L. PALLADINO	Canada	Vice President, Human Resources – Liquids Pipelines & Major Projects

W.G. ROSS	Canada/U.K.	Vice President, Finance

P. F. SCHULDHAUS	Canada	Vice President, Upstream, Business Development & Acquisitions

C. E. SHULTZ	U.S./Canada	Chair & Chief Executive Officer of Dauntless Energy Inc. (Private Oil and Gas Company) 606 4th Street SW, Suite 1410, Calgary, Alberta, Canada T2P 1T1; Director

R. T. SCHWARTZ	U.S./Canada	Vice President, Liquids Pipelines Law & Deputy General Counsel

B. F. SHAMLA	U.S.	Vice President, U.S. Operations

C.D. WETTER	Canada	Controller

C. L. WILLIAMS	Canada	Director

S. J. WUORI	U.S./Canada	President; Director

L. A. ZUPAN	Canada	Vice President, Operations

D.K. THOMPSON	Canada	Vice President, Green Energy

K.W. UNDERHILL	Canada	Vice President, Health Safety Environment & Support Services

C. K. GRUENDING	Canada	Vice President & Treasurer

T. W. ROBINSON	Canada	Corporate Secretary

Schedule 1 - 4

INFORMATION CONCERNING THE DIRECTORS

AND EXECUTIVE OFFICERS OF ENBRIDGE ENERGY COMPANY, INC.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge Energy Company, Inc. The principal business address for each individual listed below, is 1100 Louisiana, Suite 3300, Houston, Texas 77002.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position	Number of Shares Beneficially Owned (Percentage of the Shares Outstanding)
T. L. McGILL	U.S.	President and Director	8,000

S. J. WUORI	U.S./Canada	Executive Vice President—Liquids Pipelines and Director	—

L. A. ZUPAN	Canada	Executive Vice President	—

R. L. ADAMS	U.S.	Senior Vice President	—

M. A. MAKI	U.S.	Senior Vice President and Director	4,000

B. C. NEILES	Canada	Senior Vice President—Major Projects	—

J. L. COY	U.S.	Vice President—Natural Gas Marketing	500

E. C. KAITSON	U.S.	Vice President—Law and Assistant Secretary	—

J. A. LOIACONO	U.S.	Vice President—Commercial Activities	5,000

S. E. MILLER	Canada	Vice President—Integrity	—

S. J. NEYLAND	U.S.	Vice President—Finance	—

K. C. PUCKETT	U.S.	Vice President, Engineering and Operations—Gathering & Processing	3,000

A. M. SCHNEIDER	U.S.	Vice President, Regulated Engineering and Operations	—

B. F. SHAMLA	U.S.	Vice President—U.S. Operations, Liquids Pipelines	—

D. J. YAWORSKY	Canada	Treasurer	—

B. A. STEVENSON	U.S./Canada	Corporate Secretary	—

J. W. KANVIK	U.S.	Assistant Secretary	—

W. M. RAMOS	U.S.	Controller	—

K. C. LANIK	U.S.	Tax Officer	—

J. A. CONNELLY	U.S.	Director	20,000

J. H. ENGLAND	Canada	Director	8,626

R. B. ROBERTS	U.S.	Director	4,000

D. A. WESTBROOK	U.S.	Director	23,000

J. R. BIRD	Canada	Director	—

Schedule 1 - 5